THE FIRST WESTERN FUNDS TRUST

September 25, 2012

FILED VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:       The First Western Funds Trust (the "Trust")
File No. 811-22691

Ladies and Gentlemen:

The First Western Funds Trust (the  "Trust"),  in  accordance  with Rule  17g-1  under the Investment  Company Act of 1940 (the "1940 Act"),  hereby provides the following in connection with the Trust's fidelity bond:

1.       A copy of the current fidelity bond (the "Bond") (attached as EX99-1).

2.       A copy of the resolutions  approving the Bond, which were adopted by the Board, including a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Trust (attached as EX99-2).

Premiums  have been paid through the policy period ending on September 21, 2013.

Please contact the undersigned at 513-587-3406 if you have any questions concerning this filing.

Very truly yours,

/s/ Wade R. Bridge

Wade R. Bridge
Assistant Secretary